EXHIBIT 99.1

News Release

For Immediate Release	Date: October 31, 2024
24-34-TR

Teck's 2024 Strategy Day
November 5, 2024

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) President and Chief Executive Officer, Jonathan Price and members of Teck’s executive management team will be presenting on Tuesday, November 5, 2024 from 4:00 p.m. to 8:00 p.m. Eastern / 1:00 p.m. to 5:00 p.m. Pacific time at Teck’s Strategy Day.

A webcast to view the event will be held as follows:

Date:	Tuesday, November 5, 2024
Time:	1:00 p.m. PT / 4:00 p.m. ET
Listen-Only Webcast:	here

An archive of the webcast will be available at teck.com within 24 hours.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com